JCDecaux

05011621

SEC MAIL PROCESSING
RECEIVED
SEP 30 2005
WASH. D.C. 192 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 28th September 2025

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File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 28th September 2005 in relation to MCDecaux winning an exclusive 20-year contract for the installation of advertising bus shelters in Kobe (Japan).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enc.

dlw 10/5

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

JAPAN:
MCDecaux wins an exclusive 20-year contract for the installation of advertising bus shelters in Kobe

Out of Home Media

Paris, 28 September 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, has announced that **MCDecaux** (a joint venture of JCDecaux SA and Mitsubishi Corporation, 60% of which is owned by JCDecaux), has been awarded an exclusive 20-year contract for 300 advertising bus shelters (600 advertising panels) in downtown Kobe following a tender offer.

Following the initial installation of 13 bus shelters next December, the focus for the first six months will be on presenting the advertising bus shelter concept to the residents of Kobe and recording their reactions. The contract will be confirmed following a positive response to the shelters.

Kobe, Japan's largest port, forms the country's second largest urban area (together with Osaka and Kyoto). With 1.5 million inhabitants, Kobe is the sixth largest city in Japan and home to the Japanese headquarters of Nestlé and Procter & Gamble.

The city of Kobe's decision to award the contract to MCDecaux was based on a number of factors, including the confirmation of the 20-year Yokohama contract, the favourable opinion expressed by 75% of the inhabitants questioned, MCDecaux's recent win of the Nagoya contract and the Japanese government's official recognition of the role of the contracts in stimulating the Japanese economy.

Jean-Charles Decaux, Co-CEO of JCDecaux, *said: "This new contract confirms the acceptance of the advertising bus shelter concept and allows us to establish a long-term presence in Japan with three major cities in three of the country's most thriving regions: Kanto, Chubu and Kansai. Strengthened by the support of three of Japan's six most populated municipalities, our objective now is to accelerate our growth in the Japanese market and consolidate our position as world leader in the Street Furniture market."*

Key Information on the Group

- *2004 revenues: €1,627.3 million; H1 2005 revenues: €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr